Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 146.5MM 151.6MM Cdn$5.75 - $10.77

FOR IMMEDIATE RELEASE: May 16, 2005	No. 07/ 05

IAMGOLD LINKS MINERALIZED ZONES AT QUIMSACOCHA

Toronto, Ontario, May 16, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of an additional 16 diamond drill holes on its Quimsacocha project in Ecuador. Assay results from these holes include some very good intersections in the D1 zone but more significantly results from the area between the D1 and Loma Larga zones now indicate the presence of mineralization consistent with that seen at D1 and Loma Larga. Hole 183, which lies some 50 metres south of the southernmost hole in D1 (see Figure 1), intersected 22.3 metres averaging 31.4 grams per tonne (g/t) gold (silver and copper results are pending).

Nine samples have been collected for metallurgical testing from the D1 and Loma Larga zones and these samples have been received at SGS Lakefield Research in Canada where a battery of tests will be carried out over the next six to eight weeks.

Joseph Conway, President and CEO of IAMGOLD, stated: “Investors have cautiously been waiting for proof that mineralization is continuous between D1 and Loma Larga and with the results that we have from Hole 183, as well as from other holes in the area, it is becoming clear that the D1 and Loma Larga mineralized zones are parts of the same mineral deposit. We now have strong indications that the mineralization will stretch over a north-south length of at least 850 metres and that it is at least 150 metres wide in places.”

Of the 16 holes reported in this press release, 9 were drilled in the D1 zone and 7 in the Loma Larga zone or between the Loma Larga and D1 zones. The significant results are shown in Table 1 and the collar locations of the inclined drill holes are shown in Figure 1. Cross sections are shown in Figures 2, 3, and 4.

Besides the exceptional result from hole 183, several other holes in the Loma Larga zone have given results which indicate the potential of this area: -

Loma Larga Zone

Hole 169	80.2m @ 2.9 g/t gold
Hole 174	50.7m @ 3.4 g/t gold
and	14.0m @ 24.0 g/t gold
Hole 177	83.0m @ 5.0 g/t gold
including	25.0m @ 10.6 g/t gold
Hole 179	81.1m @ 4.1 g/t gold
Hole 181	118.1m @ 3.0 g/t gold
Hole 183	22.3m @ 31.4 g/t gold

Hole 172 in Loma Larga was drilled to the east in order to check for possible extensions to mineralization. This hole encountered only trace amounts of mineralization and, together with the results from hole 158 (9.2m averaging 1.0 g/t gold), suggests that significant mineralization does not extend to the east of this part of Loma Larga.

A third diamond drill rig was recently brought onto the property and this is testing the Rio Falso alteration zone and geo-chemical anomaly which lies about a kilometer to the southwest of Loma Larga (Figure 5). Shallow drill holes in this area put down by earlier workers did intersect mineralization (best hole was 20.4 metres averaging 2.7 g/t gold) but the holes were shallow (generally less than 100 metres deep) and they are believed to have intersected only the upper zone of silicification which our experience at D1 and Loma Larga has shown is generally not well mineralized. The object at Rio Falso is to drill deeper holes to test for thick, well mineralized sections similar to those encountered in D1 and Loma Larga.

Qualified Person/Quality Control Notes

Analyses of drill core samples were carried out by fire assay at the laboratory of British Standards Institute in Lima, Peru.

The “Qualified Person” reviewing the work at Quimsacocha is Dennis Jones, P. Geo, Vice-President Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Dennis Jones
Vice President Exploration
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Table 1
Significant Intersections from 2005 Drilling
At Quimsacocha as Reported on May 16, 2005
(Intersections where gold values are > 5 g/t are highlighted)
Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Zone
169	150.0	230.2	80.2	2.9	13.4	0.2	Loma Larga
including	162.7	178.7	16.0	6.8	29.9	0.2
including	224.3	228.3	4.0	5.7	29.8	0.4
170	59.8	83.8	24.0	4.2	8.9	0.2	D1
171	147.0	164.8	17.8	17.7	30.9	0.5	D1
172	194.0	198.0	4.0	0.4			Loma Larga
173	55.8	64.0	8.2	9.0	60.8	0.8	D1
	154.0	173.0	19.0	7.0	54.9	0.4
174	149.4	200.0	50.7	3.4	15.2	0.1	Loma Larga
including	163.0	170.0	7.0	6.0	20.7	0.1
	224.5	246.0	21.6	2.6	11.1	0.2
including	224.5	227.0	2.5	6.8	14.1	0.1
	267.0	281.0	14.0	24.0	212.3	8.5
175	166.1	187.0	20.9	4.2	22.1	0.1	D1
including	166.1	168.5	2.4	16.7	64.8	0.2
including	182.6	185.5	2.9	7.6	19.5	0.4
176	152.3	175.3	23.0	2.4	57.1	0.5	D1
including	166.2	170.4	4.3	4.2	175.1	1.5
177	120.4	203.4	83.0	5.0	20.4	0.4	Loma Larga
including	136.0	161.0	25.0	10.6	38.8	0.9
including	136.0	143.0	7.0	22.1	83.8	2.4
178	179.0	201.3	22.4	20.2	76.6	1.6	D1
including	189.6	196.9	7.3	37.8	149.3	4.0
179	155.4	236.5	81.1	4.1	14.0	0.1	Loma Larga
including	159.0	161.8	2.8	7.9	22.8	0.1
including	194.3	215.0	20.7	6.4	20.3	0.2
including	227.0	228.5	1.5	12.8	31.5	0.9
180	157.9	172.6	14.7	2.8	28.7	0.3	D1
181	94.9	212.9	118.1	3.0	*	*	Loma Larga
including	129.0	143.4	14.4	8.5	*	*
182	47.0	61.0	14.0	8.5	*	*	D1
	159.0	165.4	6.4	7.5	*	*
183	138.7	161.0	22.3	31.4	*	*	Loma Larga
including	146.0	161.0	15.0	45.1	*	*
184	161.5	184.0	22.4	4.1	*	*	D1
including	176.9	182.9	6.0	9.0	*	*

* Results Pending

Current release
Previously reported
N
D1
ZONE
LOMA LARGA
ZONE
SECTION A (Figure 2)
SECTION B (Figure 3)
SECTION C (Figure 4)
698 000
698 500
699 000
9 664 000
9 663 500
91
119
117-118
96
112
113
110
121
106
83
125
109-114
116
84
123
87
85-86
92
111
130
128
120
88
107
186
184
178
175
180
89-95
131
134
165
173
124-126
176
163
143
115
133-135
102
182
127
136
157
141-142
160
170
132
129-150
159
161
167-168
147
144
154
171
103-140
139
155-156
108
146
122
151-153
137
187
138
181
105
179
183
185
101
104
177
145-148
174
169-172
149
164
152
158
162
Figure1:
PLAN VIEW OF DRILL HOLES
(Holes are inclined; hole collars are shown)

Figure 2
D1 ZONE
SECTION A
(See Figure 1 for location)

NW
SE
3 800
3 700
3 600
3 500
IQD-165
IQD-163
IQD-168
IQD-171
IQD-176
21.6m @ 7.3g/t Au, 58.8g/t Ag, 0.7% Cu
17.8 m @ 17.7g/t Au, 30.9g/t Ag, 0.5% Cu
23m @ 2.4g/t Au, 57.1g/t Ag, 0.5% Cu
20.2m @ 10.2g/t Au, 44.6g/t Ag, 0.4% Cu
28 m @ 61.9g/t Au, 69.5g/t Ag, 1.8% Cu
Silicified zone
Fault
0
50
100 m

Figure 3
LOMA LARGA ZONE
SECTION B
(See Figure 1 for location)

NW
SE
3 800
3 700
3 600
3 500
IQD-187
IQD-181
IQD-183
IQD-185
22.3m @ 31.4g/t Au
118.1m @ 3g/t Au
Including:
14.4m @ 8.5g/t Au
Silicified zone
Fault
0 25 50 75 100 m

Note: Results of holes 185 and 187 are pending

Figure 4
LOMA LARGA ZONE
SECTION C
(See Figure 1 for location)

NW
SE
3 800
3 700
3 600
3 500
3 400
IQD-145
IQD-164
IQD-149
IQD-158
IQD-148
94.5m @ 2.6g/t Au, 7.5g/t Ag, 0.1% Cu
24.3m @ 1.8g/t Au, 12.2g/t Ag
79m @ 4.7g/t Au, 16.1g/t Ag, 0.2% Cu
58.5m @ 4.2g/t Au, 14.2g/t Ag, 0.2% Cu
9.2m @ 1.0g/t Au, 7.9g/t Ag, 0.1% Cu
9.1m @ 20.8g/t Au, 65.9g/t Ag, 1.1% Cu
16.2m @ 2.5g/t Au, 4.3g/t Ag, 0.1% Cu
Silicified zone
Fault
0 25 50 75 100 m

Cerro Casco
Gulag
Las Costillas
Figure 1
D1
Loma Larga
Rio Falso
Aguarongos
ALTERATION TYPE
Vuggy Silica
Massive Silica
Alunite Silica
Other
0
1
2 km

Figure 5
Quimsacocha Targets